Exhibit 12

E. I. DU PONT DE NEMOURS AND COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Successor	Predecessor
	9/1/17-12/31/17	1/1/17-8/31/17	2016	2015	2014	2013
(Loss) Income from continuing operations before income taxes	$(1,586)	$1,791	$2,723	$2,022	$3,564	$1,857
Adjustment for companies accounted for by the equity method	33	(42)	(23)	39	150	63
Less: Capitalized interest	(6)	(18)	(25)	(70)	(56)	(39)
Add: Amortization of capitalized interest	—	18	51	32	36	36
	(1,559)	1,749	2,726	2,023	3,694	1,917
Fixed charges:
Interest and debt expense	107	254	370	322	377	448
Capitalized interest	6	18	25	70	56	39
Rental expense representative of interest factor	32	42	70	101	99	93
	145	314	465	493	532	580
Total adjusted earnings available for payment of fixed charges	$(1,414)	$2,063	$3,191	$2,516	$4,226	$2,497
Number of times fixed charges earned	N/A1	6.6	6.9	5.1	7.9	4.3

1 The ratio coverage for the period September 1 to December 31, 2017 is less than 1:1. DuPont would need to generate additional earnings of approximately $1,559 million to achieve coverage of 1:1 for the period September 1 to December 31, 2017.